Mr. Craig Arakawa

Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

May 15, 2017

Re:                                                                             Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed February 22, 2017

File No. 001-32749

Dear Mr. Arakawa,

Fresenius Medical Care AG & Co. KGaA (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by e-mail dated April 19, 2017 relating to the Company’s Form 20-F for the year ended December 31, 2016 (File No. 001-32749), which was filed on February 22, 2017 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s responses appear immediately following the respective comments. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2016

General

1.                                      You stated in your letter to us dated November 26, 2014 that you sold, and expected to continue selling, products to Sudan and Syria. Sudan and Syria are countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not describe contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, distributors, dealers, sales agents or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Background

The Company is the world’s largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis care and related dialysis care services to persons who suffer from end-stage renal disease (“ESRD”), as well as other health care services. The Company also develops and manufactures a full range of health care products, which includes dialysis and non-dialysis products. The Company operates dialysis clinics in more than 45 countries and sells a range of products and services to customers in more than 120 countries.

ESRD is the stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. Most patients suffering from ESRD must rely on dialysis to remove waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. The Company’s dedication to providing its life-saving dialysis products to patients with chronic kidney failure extends worldwide, including the sale of such products in compliance with applicable laws to Syria and Sudan, and other countries that may be the subject of sanctions either by the United States or by other jurisdictions. Because the Company sells its products worldwide, the Company actively employs comprehensive policies, procedures, and systems administered by its compliance department to ensure compliance with applicable U.S. export controls and economic sanctions laws, and other applicable export controls and sanctions laws, including those of the EU. The Company educates and trains its employees about U.S. and other export control and economic sanctions compliance requirements pertaining to its business. The Company also regularly reviews and updates policies and procedures for conducting its business to maintain ongoing compliance with U.S. and other export controls and economic sanctions.

The Company does not have any subsidiaries, affiliates, offices, investments or employees in Sudan or Syria. Sales of medical products in the EMEA (Europe, Middle East and Africa) region, including Syria and Sudan, are made by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a German subsidiary of the Company. D-GmbH’s activities include the development, manufacture, distribution and sale of dialysis products and systems as well as other health care products. During the three years ended December 31, 2016 and the first quarter of 2017, D-GmbH’s sales in both Syria and Sudan include hemodialysis machines and spare parts, disposable products for hemodialysis treatment (dialyzers, hemodialysis solutions and concentrates, and bloodlines), peritoneal dialysis products, products for acute (as distinguished from chronic) dialysis care, and dialysis-related water treatment equipment as well as spare parts for such equipment.

In light of the humanitarian, life-saving nature of the Company’s dialysis products and the patients who rely on and benefit from its products, the Company currently expects to continue selling dialysis products to these countries so long as such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Syria

Since 2004, all sales of the Company’s dialysis products into Syria were made through an unaffiliated third-party distributor, Kweder for Acute & Dialysis Equipment Damascus (“KADECO”). KADECO is the sole contact for the Company regarding sales in Syria. After the Company has sold products to KADECO, for medical purposes only, KADECO provides machines and consumables to private and government health care centers in Syria, including the United Nations High Commissioner for Refugees, the World Health Organization and the International Committee of the Red Cross. In rare cases, KADECO will submit a tender to the Syrian Ministry of Health for dialysis machines on the Company’s behalf and will interface with the end user if a tender is won.  For the years ended December 31, 2016, 2015 and 2014 and the three-month period ended March 31, 2017, the Company’s sales in Syria were $2,408,206, $2,995,863, $5,209,135, and €419,825, respectively. All such sales (and all sales to Sudan described under “Sudan” below) were denominated and paid in Euro. During the years 2014, 2015 and 2016, the Company’s reporting currency for financial statement purposes was the US Dollar and the sales amounts reported herein are expressed in US Dollars. Commencing January 1, 2017, the Company adopted the Euro as its reporting currency. To the best of the Company’s knowledge, information and belief, the sales in Syria were made in compliance with applicable laws and regulations.

Sudan

The Company sells dialysis products to various end users within Sudan through a third-party sales agent, El Rebooa Medical Company Ltd. (“El Rebooa”). El Rebooa negotiates on behalf of the Company, through appointment letters, with public hospitals and other organizations including Noura Kidney Dialysis Centre Soba University Hospital Khartoum, Policemen University Hospital Rebat National University, Sudan Heart Center Africa Street Khartoum and the National Medical Supplies Fund (the successor to the Central Medical Supplies Public

Corporation), which then supplies various private centers, University Centers, Federal Ministry of Health and the Khartoum State Ministry of Health. Historically, the sales were initiated through purchase orders or invoices between the end users and D-GmbH. In 2017, Fresenius Medical Care Middle East FZ LLC, a D-GmbH entity, entered into a distribution and agency contract with El Rebooa.

For the years ended December 31, 2016, 2015 and 2014 and the three-month period ended March 31, 2017, the Company’s sales in Sudan were $2,176,668 $2,151,846, $2,076,650, and €66,898, respectively. To the best of the Company’s knowledge, information and belief, the sales in Sudan were made in compliance with applicable laws and regulations.

2.                                      Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As discussed below, based on the Company’s assessment of both quantitative and qualitative factors, the Company believes its product sales in Syria and Sudan described in response to Comment 1 above are not material to the Company. The Company also believes these activities are unlikely to give rise to any significant adverse reaction by investors or to have other adverse reputational effects due to the extremely limited extent of the activities, the life-saving humanitarian nature of the products sold and the Company’s comprehensive trade compliance program.

Quantitative Analysis

The following table presents (i) the Company’s sales to Syria and to Sudan for the years ended December 31, 2016, 2015 and 2014 and for the three-month period ended March 31, 2017, (ii) the Company’s total sales for such periods and (iii) sales to Syria and Sudan during such periods (by individual country and in the aggregate) as a percentage of the Company’s total sales for each of the relevant periods.

	Three months ended March 31	Year Ended December 31
	2017	2016	2015	2014
Sales to Syria	€419,825	$2,408,206	$2,995,863	$5,209,135
Sales to Sudan	€66,898	$2,716,668	$2,151,846	$2,076,650
Total Sales to Syria and Sudan	€486,723	$5,124,874	$5,147,709	$7,285,785

Total Company Sales	€4,548,120,000	$17,910,787,000 (1)	$16,737,582,000 (1)	$15,831,613,000 (1)

Sales to Syria as a percent of Total Sales	0.01%	0.01%	0.02%	0.03%
Sales to Sudan as a percent of Total Sales	0.00%	0.02%	0.01%	0.01%

Sales to Syria and Sudan as a percent of Total Sales	0.01%	0.03%	0.03%	0.05%

(1)US$ amounts were reported in US GAAP; Euro amounts were reported in IFRS.  In accordance with US GAAP, US$ amounts are net of  Patient Bad Debt Provision

Due to the extremely small volume of sales to Syria and Sudan noted above in both absolute terms and relative to the Company’s total sales, the Company respectfully submits to the Staff that such sales, individually by country and in the aggregate, are quantitatively not material to the Company’s business, and that disclosure of such sales would not be meaningful to investors and is therefore not required.

Qualitative Analysis

The Company is dedicated to providing life-saving dialysis and other medical products to global healthcare organizations and healthcare facilities for patient treatment in the more than 120 countries throughout the world, including Sudan and Syria, in which the Company offers its products and services. The Company’s products are sold in Syria through a local, qualified, unaffiliated distributor and the Company does not deal directly with the government of Syria.  While sales in Sudan are made directly to end users, including government hospitals and health facilities, such sales are negotiated through an independent third-party agent.  To comply with applicable trade laws and regulations relating to sales into both Syria and Sudan, the Company has established and updates as necessary comprehensive policies and procedures for conducting its business to maintain ongoing compliance with U.S. and other export controls and economic sanctions.

In light of the life-saving, humanitarian nature of these products, the healthcare professionals and patient communities that benefit from the Company’s products, the absence of any military or weapons-related uses for these products, and the Company’s strong compliance program, the Company does not believe that these activities have or will materially affect the Company’s reputation or constitute a material investment risk to its shareholders. The Company is not aware of any other factor that would cause sales into Syria or Sudan to be considered material from a qualitative perspective.

The Company is aware some investors may be sensitive to sales in sanctioned countries and that state and municipal governments and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, the Company has not experienced any significant adverse reaction by investors to the Company’s activities in these countries. Given the relatively small amount of these sales, the humanitarian purpose for which the Company’s products are used, and the need for medical assistance in both countries, the Company does not anticipate that its sales in Syria or Sudan or will result in any adverse impact on investor sentiment in the future.

Critical Accounting Policies, page 51

Accounts Receivable and Allowance for Doubtful Accounts, page 52

3.                                      We note your table of Aging of Net Trade Accounts Receivable by Major Payor Groups which includes a line item called “product customers and health care payors outside the North America” representing 44% of net A/R as of December 31, 2016. We also note that expenses from your allowance for doubtful accounts is presented either as a deduction from revenue or as operating expense depending on the source of the receivable. Please clarify how similar the payor groups of product customers are to the health care payors outside of North America specifically the payment and collection patterns. If these groups are not similar, please explain to us how a combined aging schedule assists investors in assessing collectability.

Product customers are usually third party dialysis centers which are dependent upon payment for their services by the same payors as the Company is when it provides dialysis services in the same geographies. Accordingly, payment patterns for dialysis products sales to third party dialysis service providers are influenced, albeit indirectly, by the same health care payors that reimburse us for providing health care services. In other cases, when products are sold to public health care organizations the payors may be similar or even identical to the health care service payors.

For example, the Company’s largest product customer in Germany receives reimbursement for its dialysis services from statutory health insurers. The Company operates dialysis clinics in Germany which are also dependent on the reimbursement of statutory health insurers. Accordingly, the payment practices of statutory health insurers influence the timing of the Company’s accounts receivable collection within both the dialysis service and product businesses. A split of the aging schedule into service and product businesses would not provide additional information on collectability.

As a result of these interdependencies, the Company believes the combined product customer and health care payor presentation to be a helpful indicator of collectability and to be consistent with the critical accounting policies discussed within the Company’s Form 20-F for the year ended December 31, 2016.

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert. Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA
a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

/s/ Michael Brosnan
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
Joanna Lam
Assistant Director
Division of Corporate Finance

Nasreen Mohammed
Special Counsel
Office of Global Security Risk